FORM C-AR

Annual Company Report 2020
South Central Bungalow Gardens, LLC

227.202 Ongoing Reporting Requirements

A company that has sold securities in a Regulation Crowdfunding offering is required to provide an annual report no later than 120 days after the end of its fiscal year. This report must be filed with the SEC, on EDGAR, using Form C-AR; and also posted on the issuer's website.

This annual report must include:

1) Financial statements for the fiscal year just ended, certified to be true and correct by the principal officer (*e.g.*, CEO). But if the company has financial statements that have been either reviewed or audited by an independent CPA – for example, because a bank or other creditor required them for a loan – then the company must provide those instead. In that case, the certification by the principal officer isn't required.

2) Updated versions of all the disclosures that were required by 227.201, paragraphs (a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s) and (x) on the original Form C.

A company may (but is not required to) stop preparing and filing annual reports when:

1) The company is required to file reports under Exchange Act Sections 13(a) or 15(d) (because it became a publicly-reporting company); or
2) The company has filed at least one annual report and has fewer than 300 holders of record of its securities; or
3) The company has filed at least three annual reports and has total assets that do not exceed $10 million; or
4) The company or another party purchases or repurchases all of the securities issued pursuant to Regulation Crowdfunding, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) The company liquidates or dissolves in accordance with state law.

A company that becomes eligible to stop preparing and filing annual reports and wishes to do so must file Form C-TR within five days of becoming eligible. In other words, if your company becomes eligible as soon as you file this report, then file the Form C-TR within five days of filing this report.

§227.201(a) – Basic Information About the Company

Name of Company	South Central Bungalow Gardens, LLC
State of Organization (not necessarily where the company operates, but the State in which the Company was formed)	Delaware
Date Company Was Formed (from the Company's Certificate of Incorporation)	October 31, 2018
Kind of Entity (Check One)	_______ Corporation __X____ Limited Liability Company _______ Limited Partnership
Street Address	315 West 9th Street, #503 Los Angeles, CA, 90015
Website Address	www.rn-la.org

§227.201(b) – Directors and Officers of the Company

Company Instructions

This question asks for information about each person who is an officer or director of the company. By "officer," we mean a President, Vice-President, Secretary, Treasurer, Chief Financial Officer, Comptroller, or Chief Accounting Officer.

- Include anyone who serves in the role of an officer or director even if he or she doesn't have the title.
- If your company is a limited liability company, include any individual who is a manager.
- If your company is a general partnership, include any individual who is a general partner.
- Include information as of the end of the fiscal year.

Person #1

Name	John Perfitt	
All positions with the Company and How Long for Each Position	Position: Executive Director of RNLA	How Long? 9 years
Business Experience During Last Three Years (Brief Description)	Housing Development	

Principal Occupation During Last Three Years	Housing Development	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name: 1) University of Southern CA; 2) Los Angeles Department of Water & Power	Business: 1) Teaching; 2) Consulting

Person #2

Name	Jacqueline Waggoner	
All positions with the Company and How Long for Each Position	Position: Chair of RNLA	How Long? 1 year
Business Experience During Last Three Years (Brief Description)	Community Development Executive	
Principal Occupation During Last Three Years	Enterprise Community Partners VP & Market Leader Southern California	
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name: N/A	Business: N/A

Person #3

Name	Dan Falcon	
All positions with the Company and How Long for Each Position	**Position:** Treasurer of RNLA	**How Long:** 4 years
Business Experience During Last Three Years (Brief Description)	Affordable housing development	
Principal Occupation During Last Three Years		

Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** N/A	**Business:** N/A

Person #4

Name	Alexander Robinson	
All positions with the Company and How Long for Each Position	**Position:** Secretary of RNLA	**How Long:** 1 year
Business Experience During Last Three Years (Brief Description)	Land Use attorney	
Principal Occupation During Last Three Years	Land Use attorney	
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** N/A	**Business:** N/A

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Company Instructions

This question asks for the name of each person who owns 20% or more of the voting power of the company.

- This should be based on ownership at the end of last fiscal year.
- If your company is a corporation, make the 20% calculation based on who has the right to vote for the election of directors.
- If your company is a limited liability company managed by its members, make the 20% calculation based on who has the right to make decisions.
- If your company is a limited liability company managed by one or more managers, the manager(s) typically hold the "voting power."
- If your company is a limited partnership, the general partner(s) typically hold the "voting power."

Name	Restore Neighborhoods LA, Inc.
Name	

§227.201(d) – The Company's Business and Business Plan

About the Project

The Bungalow Gardens project offered an opportunity to invest in real estate while helping to innovate small-scale, privately-financed solutions to Los Angeles' homeless crisis. Restore Neighborhoods LA, Inc. (RNLA), created South Central Bungalow Gardens, LLC ("Bungalow Gardens"), an entity wholly owned by RNLA.[1] They planned and are in the process of building eight units on a vacant lot in South Los Angeles. They plan to rent these units to formerly homeless individuals. The development site is 9,300 square feet and is located at 920-922 W 81st Street.[2]

The site is being developed with four one-bedroom units and four studio units, arranged in four freestanding duplex structures, designed around a common courtyard. Each unit is planned to be approximately 345 square feet in size. These compact and dignified homes are inspired by the bungalow court housing typology that was the predominant form of multi-family housing in Southern California from the 1900s through the 1920s.[3]

Because of its design and financing innovations, Bungalow Gardens was recognized in January 2019 as a winner of the Los Angeles County Housing Innovation Challenge.[4] The project takes advantage of the newly enacted Transit Oriented Communities Affordable Housing Incentive Program (TOC Program), which allows reduced on-site parking for projects located near high-quality transit.[5] Bicycle and car parking will be located at the rear of the property adjacent to an alley.

No entitlements or discretionary zoning actions were needed to build Bungalow Gardens (see *Exhibit L: Permit and Inspection Report Detail*). The project is using the Housing Innovation Challenge funds for construction and acquisition costs. Rental income for the project will be provided by a committed and long-term rental subsidy secured from the county health services agency, and this subsidy guarantees monthly rent payments for five years. This rent guarantee is contained in a letter dated June 25, 2018. (*See Exhibit K: Rental Subsidy Commitment.)* Due to extremely high demand, the County is actively seeking new property owners to participate in the Flexible Housing Subsidy Program. According to Brilliant Corners, the non-profit entity providing tenant screening/selection and property management for the program, there is a wait list of several hundred residents.[6]

The anticipated total project cost is $1,620,000, which includes $959,752 in construction costs, $202,340 in soft costs, $365,000 in acquisition costs and $92,908 in financing costs. Financing was provided through

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[1] http://www.rn-la.org/

[2] https://www.google.com/maps/place/920+W+81st+St,+Los+Angeles,+CA+90044/@33.9654871,-118.2899365,15z/data=!4m13!1m7!3m6!1s0x80c2c9d0660054d7:0x1aa16cf49d6bbf97!2s920+W+81st+St,+Los+Angeles,+CA+90044!3b1!8m2!3d33.965141!4d-118.289946!3m4!1s0x80c2c9d0660054d7:0x1aa16cf49d6bbf97!8m2!3d33.965141!4d-118.289946

[3] https://la.curbed.com/2018/1/31/15860310/bungalow-courts-los-angeles-history-endangered

[4] http://homeless.lacounty.gov/news/l-a-county-awards-4-5m-for-innovative-housing-solutions/

[5] https://planning.lacity.org/ordinances/docs/toc/adopted/FAQ.pdf

[6] http://brilliantcorners.org/

this offering and combined with a project loan of $920,000 by Genesis LA. The project loan is both a construction and permanent loan. The equity raised through this offering, combined with the $500,000 grant from the county and a $100,000 Home For Good grant up the remainder of the financing necessary to complete the project.

The one-bedroom units at Bungalow Gardens have an initial rent of $1,552 per month and rents for the studio units for the first year are $1,298. Project rents are expected to increase annually as determined by the rental rates set by the United States Department of Housing and Urban Development (HUD).[7]

Tenants for the project will be placed into Bungalow Gardens using the Los Angeles Coordinated Entry System (CES), a county-wide system that identifies residents in need of housing and services and connects them to available housing resources and services that best fit their needs.[8] Licensed and certified Intensive Case Management Services (ICMS) providers will provide onsite wraparound supportive social services to all tenants at Bungalow Gardens.[9]

About the Developer

Restore Neighborhoods LA (RNLA) is an infill development non-profit organization based in Los Angeles that has facilitated housing investment of more than $140 million into local Los Angeles neighborhoods and has created 800+ new affordable residential units.

John Perfitt is the Executive Director of RNLA and is a community development professional with 25+ years of experience leading economic development and affordable housing projects for public, private and nonprofit organizations. John has previously served as Director of Economic Development for the City of Downey;[10] Senior Project Manager of the Community Redevelopment Agency of Los Angeles;[11] and was lead administrator for the City of Los Angeles' Neighborhood Stabilization Program which created hundreds of new affordable housing units in high-foreclosure neighborhoods of Los Angeles. For the last 14 years, John has been an adjunct professor of Economic Development Finance at the University of Southern California Sol Price School of Public Policy.[12]

Jason Neville is the Deputy Director of RNLA and is serving as project manager on the Bungalow Gardens project.[13] Jason is a redevelopment and planning professional with 12 years' experience in public and private sector redevelopment. Jason previously worked for the Los Angeles and New Orleans Redevelopment Agencies, Los Angeles Mayor Eric Garcetti, and founded a residential real estate

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[7] https://home.hacla.org/abouts8
[8] https://www.lahsa.org/ces/about
[9] http://dhs.lacounty.gov/wps/portal/dhs
[10] http://www.downeyca.org/
[11] http://www.crala.org/internet-site/index.cfm
[12] https://priceschool.usc.edu/
[13] https://www.linkedin.com/in/jason-neville-1745313/

development company in New Orleans which has developed 14 units of housing valued at $3.3M.[14] [15] He is currently CEO of Building Blocks, a turnkey accessory dwelling unit design-build firm in Los Angeles.[16]

About the Change

SMALL CHANGE INDEX™

MOBILITY		COMMUNITY		ECONOMIC VITALITY	
Urban location	✓	Street life	✓	Underserved community	✓
Walkable	✓	Third Place	✓	Jobs Created	
Bike friendly	✓	Park or Plaza	✓	Incubator	
Business Corridor	✓	Building reuse or infill	✓	Diverse workforce	✓
Public or other transit	✓	Affordable housing	✓	Green features	✓
Fix your own transport		Fresh food access	✓	Even more green	✓
Transit oriented development		Minimized site disturbance		Reduced parking	✓

About the Offering

The Company engaged in two simultaneous offerings of its securities:

- An offering under Regulation CF (where anyone can invest), which we refer to as the "Reg CF Offering"; and
- An offering under SEC Rule 506(c) (where only "accredited Investors" can invest), which we refer to as the "Reg D Offering."

The combined goal of these two offerings was $100,000. The Company planned to use the proceeds of the two offerings together with a loan from Genesis LA, a Community Development Financial Institution (CDFI), a grant from Los Angeles County, and the land, contributed by RNLA, to build 4 freestanding duplexes (8 units in total) and lease them to formerly homeless tenants.

In an offering under Regulation CF the issuer is required to state a "Target Amount," meaning the minimum amount the issuer will raise in the Regulation CF offering to complete the offering. For the reason just described, our Target Amount for the Reg CF Offering was $1,000.

However, we decided not to complete the Reg CF Offering OR the Reg D offering unless we raised a total of at least $50,000 (minimum goal) by 11: 59 pm. September 20, 2019, EST. The minimum investment in the Reg CF offering was $500, and the minimum investment in the 506 (c) offering was $5,000. Each Investor was offered an annual preferred return of 9% on their investment, to accumulate but not be compounded. The Company plans to sell or refinance the property in 5 years' after the offering was

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[14] https://www.noraworks.org/

[15] http://losangelesinnovates.com/team/

[16] https://www.buildingblocks.house/

completed and anticipates that the valuation of the property at that time will be over $1,318,008. (See "About Investor Return" for a description of the return of equity to Investors)

About the Market

Bungalow Gardens is located in South Los Angeles, which is predominantly improved with single-family homes and small multifamily residential properties. The project is located near the 110 freeway, which connects Downtown Los Angeles to the City of Long Beach, the second biggest city in Los Angeles County. Bungalow Gardens is a half-block from Vermont Boulevard, a key commercial corridor and the second busiest bus corridor in Los Angeles County, with more than 45,000 weekday boardings. Los Angeles Metro Transit Authority is planning a new rapid bus transit along Vermont Boulevard and is expected to begin construction in 2025.[17]

The median sales price of housing in the Bungalow Gardens zip code, 90044, is $423,2000, an increase of 6.1% over the past year and nearly twice the median sales price from November 2013, which was $235,000.[18] South Los Angeles has generally been attracting new investment in housing, although this area falls outside of other high gentrification areas and is still home to lower-income residents of color, who make up about 98% of the population of this zip code.[19]

Bungalow Gardens will generate $1,522 per month per one-bedroom unit, and $1,273 per studio unit, both above the market rent. Interested investors can download *Exhibit J: Rent Report,* a recent rent report, for more details about local market conditions. Bungalow Gardens has secured a 15-year commitment (i.e. a five-year term with two five-year extensions) for rental subsidy for the project. (See *Exhibit K: Rental Subsidy Commitment*.)

About the Finances

The anticipated total development costs of $1,620,000 are being financed with a loan of $920,000 provided by a local Community Development Financial Institution, $100,000 in equity raised through this offering, $500,000 in proceeds from the county innovation grant, and $100,000 from a H.

The land cost for the project was $365,000 and was funded by county housing innovation grant funds. Bungalow Gardens is expecting to have a debt service coverage ratio of 1.37 by the fifth year. With rental incomes based on current HUD rents of $1,552 per one-bedroom unit and $1,298 per studio unit per month, managers of Bungalow Gardens anticipate sufficient cash flow to pay investors the 9% annual return offered. Further, RNLA is planning to refinance the project in Year 5 and return the $100,000 in equity to all project investors.

Financing for the project, is as follows:

Uses		Sources	

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[17] https://www.metro.net/projects/vermont-corridor/
[18] https://www.zillow.com/los-angeles-ca-90044/home-values/
[19] http://www.city-data.com/zips/90044.html

Construction costs	$959,792	Genesis LA loan	$920,000
Soft costs	$202,340	Small Change investor equity	$100,000
Financing costs	92,908	LA County Housing Innovation Challenge Grant	$500,000
Land Acquisition /Repayments	$365,000	Home For Good Grant	$100,000
Total anticipated costs	**$1,620,000**	**Total anticipated funding sources**	**$1,620,000**

The developer expects net income, before debt payments, to be approximately $93,226 in the first year, increasing to approximately $101,957 in year five.

Investor Return

Under the LLC Agreement, all distributions will be made in the following order of priority, after bank loans have been repaid:

1) First, the Available Cash shall be distributed to the Investor Members until they have received their Preferred Return for the current year.
2) Second, the balance of the Available Cash, if any, shall be distributed to the Investor Members until they have received any shortfall in the Preferred Return for any prior year.
3) Third, upon a refinancing or sale event, the balance of the Available Cash, if any, shall be distributed to the Investor Members until they have received a full return of their Unreturned Investment.

Investor Preferred Return is 9% per annum. Therefore, it is anticipated that a $1,000 investment would return $1,450 after five years.

§227.201(e) – Number of Employees
Company Instructions
This question asks only for the *number* of your employees, not their names.
- This information should be based on employees at the end of the fiscal year, not those you intend to hire.
- Include both full-time and part-time employees.
- Include only people who are W-2 employees for tax purposes. Don't include people who are 1099 independent contractors.

The Company currently has 0 employees.

§227.201(f) – Risks of Investing
Company Instructions

Include the required statements along with the Risk Disclosure submitted with Form C. You can omit risks that are no longer relevant and should add any new risks

Required Statements:

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

§227.201(m) – Terms of the Securities

Overview

In its Regulation Crowdfunding offering, the Company sold "securities" in the form of limited liability company interests, which we refer to as "Investor Shares." Ownership of the Investor Shares is governed by the Limited Liability Company Agreement of the Company dated October 31, 2018 and any amendments to that agreement (whether adopted now or in the future), which are together referred to as the "LLC Agreement."

Your Right to Distributions

If the Company is profitable, it will make distributions to its owners from time to time. Under the LLC Agreement, the source of the distribution is immaterial. Instead, all distributions will be made in the following order of priority:

- First, the Available Cash shall be distributed to the Investor Members until they have received their Preferred Return for the current year.
- Second, the balance of the Available Cash, if any, shall be distributed to the Investor Members until they have received any shortfall in the Preferred Return for any prior year.
- Third, upon a refinancing or sale event, the balance of the Available Cash, if any, shall be distributed to the Investor Members until they have received a full return of their Unreturned Investment.

For any year that the Company realizes a taxable profit or gain, the Company will try to distribute at least enough money to you to pay any associated Federal and State income tax liabilities.

Obligation to Contribute Capital

You have no obligation to contribute more money to the Company, and you are not personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Voting Rights

Although you are an owner of the Company, you generally do not have the right to vote or otherwise participate in the management of the Company. Instead, the Manager controls all aspects of the Company's business. For all practical purposes you are a passive investor.

No Right to Transfer

Investor Shares are illiquid (meaning you might not be able to sell them) for four reasons:

- The LLC Agreement prohibits the sale or other transfer of Investor Shares without the Manager's consent.
- If you want to sell your Investor Shares the Manager has the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Investor Shares, as there would be for a publicly-traded stock.
- For a period of one year, you aren't allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

As a result, you should plan to hold your Investor Shares until the Company is dissolved.

Modification of Terms of Investor Shares

The terms of the Investor Shares may not be modified or amended.

Other Classes of Securities

As of now, the Company has only two classes of securities: Investor Shares and Sponsor Shares. The Manager owns all the Sponsor Shares and, as such, has the right to receive the distributions described above.

Whereas the owners of the Investor Shares have no right to vote or otherwise participate in the management of the Company, the Manager has total control over all aspects of the Company and its business.

Dilution of Rights

Under the LLC Agreement, the Manager has the right to create additional classes of securities, including classes of securities with rights that are superior to those of the Investor Shares. For example, the Manager could create a class of securities that has the right to vote and/or the right to receive distributions before the Investor Shares.

The Person Who Controls the Company

The Company is wholly owned by Restore Neighborhoods LA, inc. (RNLA) which is a non-profit organization governed by a board of directors. RNLA is the Manager of the Company, and therefore effectively controls the Company.

How the Manager's Exercise of Rights Could Affect You

- The Manager has full control over the company and the actions of the Manager could affect you in a number of different ways, including these:
- The Manager decides whether and when to sell the project, which affects when (if ever) you will get your money back. If the Manager sells the project "too soon," you could miss out on the opportunity for greater appreciation. If the Manager sells the project "too late," you could miss out on a favorable market.
- The Manager decides when to make distributions, and how much. You might want the Manager to distribute more money, but the Manager might decide to keep the money in reserve, or invest it into the project.
- The Manager could decide to hire himself or his relatives to perform services for the Company, and establish rates of compensation higher than fair market value.
- The Manager could decide to refinance the project. A refinancing could raise money to distribute, but it could also add risk to the project.
- The Manager decides on renting the project, including the terms of any lease.
- The Manager decides how much of its own time to invest in the project.
- The Manager could decide to raise more money from other investors, and could decide to give those investors a better deal.

How the Securities are Being Valued

The price of the Investor Shares was determined by the Manager based on the Manager's opinion about the value of the project.

The Manager doesn't expect there to be any reason to place a value on the Investor Shares in the future. If we had to place a value on the Investor Shares, it would be based on the amount of money the owners of the Investor Shares would receive if the project were sold.

Risks Associated with Minority Ownership

Owning a minority interest in a company comes with risks, including these:

- The risk that the person running the company will do a bad job.

- The risk that the person running the company will die, become ill, or just quit, leaving the company in limbo.
- The risk that your interests and the interests of the person running the company aren't really aligned.
- The risk that you'll be "stuck" in the company forever.
- The risks that the actions taken by the person running the company – including those listed above under "How the Manager's Exercise of Rights Could Affect You" – won't be to your liking or in your interest.

§227.201(p) – Indebtedness of the Company

Creditor	Amount	Interest rate	Maturity Date (due date)	Other Important Terms
Genesis Los Angeles	$920,000.00	6.5%	November 30, 2025	
	$00.00	0%		
	$00.00	0%		
	$00.00	0%		

EXPLANATION: The indebtedness listed in that table is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole at the end of the fiscal year. In addition to the indebtedness listed in the table, we also have miscellaneous "trade debt," meaning debt to trade creditors like landlords, lawyers, and accountants, of about $920,000 in total.

§227.201(q) – Other Offerings of Securities within the Last Three Years
Company Instructions
If you've raised money from third parties, then you've conducted an offering of securities. This question asks for all such offerings within the last three years, as of the last day of your most recent fiscal year.
- Don't include money invested by the principals of the Company
- Don't include money you've borrowed from banks or other financial institutions
- Don't include credit card debt
- Third parties includes friends and family members
- Do include money you borrowed (not from banks or other financial institutions)

Date Offering Began	Offering Exemption	Type of Securities	Amount Sold	How the Money was Used
N/A	N/A	N.A	N/A	

227.201(r) – Transactions Between the Company and "Insiders"

Company Instructions

- The term "transaction" means any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.
- Include only transactions that occurred since the beginning of your most recent fiscal year and transactions that are currently planned.
- Include only transactions that involved an amount of money (or other value) greater than 5% of the total amount you raised in the Regulation Crowdfunding offering. For example, if you raised $600,000, include only transactions that involved more than $30,000 each.
- Include only transactions between the Company and:
  - Anyone listed in your answer to question 227.201(b); or
  - Anyone listed in your answer to question 227.201(c); or
  - If the Company was organized within the last three years, any promotor you've used; or
  - Any family member of any of those people, meaning a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent (meaning someone you live with and can't stand), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships; or
  - Any corporation or other entity in which any of those people owns an interest.

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction
Developer fee	TBD	RNLA	Manager	$65,000
Project management fee	TBD	Jason Neville	Consultant	$42,500

227.201(s) – The Company's Financial Condition

Operations

During the most recent fiscal year, the Company closed on all financing sources, obtained building permits, and began construction of the Project. Additionally, Company moved towards finalization of partnerships with social service providers who will serve tenants upon lease up.

Liquidity

The balance sheet attached reflects our cash on hand. See *Exhibit A: Financial Statements,* attached.

Capital Resources

The LLC currently has access to a construction loan of $835,560 and $47,059 of investor equity.

Changes and Trends

Since the date of July 15, 2019, when we filed our Form C, there have been no material changes in the financial condition or operations of the Company.

227.201(x) – Our Compliance with Reporting Obligations

EXPLANATION: This item requires a company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never failed to file the reports required by Regulation Crowdfunding.

EXHIBIT A: FINANCIAL STATEMENTS

10th day of October, 2020

I, John Perfitt certify that:

1. the financial statements of South Central Bungalow Gardens, LLC included in this Form are true and complete in all material respects; and
2. since South Central Bungalow Gardens, LLC was formed in 2018, no tax returns have been filed to date.

SOUTH CENTRAL BUNGALOW GARDENS, LLC

By: RNLA, as manager

By  _____

John Perfitt, Executive Director

South Central Bungalow Gardens LLC
Balance Sheet
As of June 30, 2020

	Jun 30, 20
ASSETS	
Current Assets	
Checking/Savings	
10275 · SCBG Chase Operating	2,887.03
Total Checking/Savings	2,887.03
Total Current Assets	2,887.03
Fixed Assets	
14100 · Acquisition Costs	367,721.23
14200 · Construction Hard & Soft Costs	286,108.27
Total Fixed Assets	653,829.50
TOTAL ASSETS	**656,716.53**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
23000 · Accrued Expenses	66,396.27
Total Other Current Liabilities	66,396.27
Total Current Liabilities	66,396.27
Long Term Liabilities	
26500 · LA County Housing Innovation Ln	499,117.50
Total Long Term Liabilities	499,117.50
Total Liabilities	565,513.77
Equity	
30600 · Preferred Equity Investors	100,000.00
Net Income	-8,797.24
Total Equity	91,202.76
TOTAL LIABILITIES & EQUITY	**656,716.53**

South Central Bungalow Gardens LLC
Statement of Cash Flows
July 2019 through June 2020

	Jul '19 - Jun 20
OPERATING ACTIVITIES	
Net Income	-8,797.24
Adjustments to reconcile Net Income	
to net cash provided by operations:	
23000 · Accrued Expenses	66,396.27
Net cash provided by Operating Activities	57,599.03
INVESTING ACTIVITIES	
14100 · Acquisition Costs	-367,721.23
14200 · Construction Hard & Soft Costs	-286,108.27
Net cash provided by Investing Activities	-653,829.50
FINANCING ACTIVITIES	
26500 · LA County Housing Innovation Ln	499,117.50
30600 · Preferred Equity Investors	100,000.00
Net cash provided by Financing Activities	599,117.50
Net cash increase for period	2,887.03
Cash at end of period	**2,887.03**

6:54 AM
10/23/20
Accrual Basis

South Central Bungalow Gardens LLC
Profit & Loss
July 2019 through June 2020

		Jul '19 - Jun 20
Ordinary Income/Expense		
Expense		
62000 · Overhead Occupancy		
62600 · Office Supplies	177.24	
Total 62000 · Overhead Occupancy		177.24
64000 · Corporate Overhead		
64300 · Filing Fees	8,525.00	
64450 · Bank Charges	95.00	
Total 64000 · Corporate Overhead		8,620.00
Total Expense		8,797.24
Net Ordinary Income		-8,797.24
Net Income		**-8,797.24**

Exhibit B: Current Projections.

SCHEDULE OF VALUES

Project	South Central Bungalow Courts - 8 units
SF	3313

ITEM	DESCRIPTION			NOTES/CHANGE $/SCOPE
1. GENERAL CONDITIONS	Construction Waste/Roll Off Bin	$	9,000	$1,000 added
	Construction Fencing	$	-	Owner provided
	Temp Electrical Service	$	-	Owner Provided
	Temp Toilet	$	-	Owner Provided
	Subtotal	$	9,000	
2. SITE WORK				
	Grading / Earthwork	$	-	In foundation line item
	Sanitary Sewer - Private Main and Laterals	$	-	In rough plumbing line item
	Stormwater Infiltration System	$	-	In item 15.10
	Water Supply - Private Main and Laterals	$	-	In foundation line item
	Footing Excavation / Backfill	$	-	In foundation line item
	Sidewalks and Curbs	$	25,000	$16,000 Increase
	Subtotal	$	25,000	
3. CONCRETE				
3.1	Footings and Foundations	$	-	In foundation line item
3.2	Vapor Barrier	$	-	In foundation line item
3.3	Concrete Foundations (4)	$	90,000	
	Walkways, Patio	$	20,000	
3.4	Rebar	$	-	In foundation line item
3.5	Formwork	$	-	In foundation line item
	Subtotal	$	110,000	
4. MASONRY				
	Subtotal	$	-	
5. STRUCTURAL STEEL				
	Subtotal	$	-	
6. CARPENTRY				
6.1	Framing and Rough Carpentry	$	60,000	Increase of $15,000
6.2	Lumber / Materials	$	-	Included in Framing
6.3	Baseboards	$	-	Included in Drywall
6.4	Kitchen Countertops	$	16,000	$16,000 Increase/New Scope
6.4	Kitchen Cabinets	$	25,000	$25,000 Increase/New Scope
	Subtotal	$	101,000	
		$	-	
7. EXTERIORS		$	-	
7.1	Foundation Waterproofing	$	-	
7.2	Exterior Plaster / Stucco / Panels	$	35,000	$1,000 Decrease
7.3	Insulation	$	14,000	$500 Increase
7.4	Roofing - Rough	$	24,500	$2,000 Increase
7.5	Sheet Metal Flashing / Trim	$	2,500	$2,500 Increase
7.6	Caulking	$	2,500	$2,500 Increase
7.7	Gutters and Downspout	$	3,500	$1,700 Increase
	Subtotal	$	82,000	
8. DOORS AND WINDOWS				
8.1	Exterior Milgard Doors and Windows	$	27,000	
8.2	Doors - Interior and Closet (Mirrors)	$	5,000	$500 increase
8.3	Interior Glazing	$	-	
8.4	Door Hardware	$	-	Included in Doors line item
8.5	Velux Skylights	$	-	
	Subtotal	$	32,000	
9. FINISHES				
9.1	Drywall	$	39,000	$16,500 Increase
9.2	Painting Interior	$	14,400	
9.3	Painting Exterior	$	15,400	$1,000 Increase
9.4	Bathroom Tile	$	20,000	$3,800 Increase
9.5	Flooring - Colored Epoxy	$	15,000	$1,500 Increase
9.9	Shower Fixtures, Bathroom Sink, Vanity, Mirror	$	5,000	$500 Increase
	Subtotal	$	108,800	
10. SPECIALTIES :				
10.1	ADA Closets	$	-	$14,400 Decrease/In Carpentry
10.2	Bathroom Mirrors	$	-	In finish plumbing
10.3	Mailbox / Address Numbers			$1,800 Decrease in Finish Electrical
10.4	Door Bell			$450 Decrease in Finish Electrical
10.5	Bath Accessories (Towel rack, TP holder…)			$900 Decrease in Finish Electrical
	Subtotal	$	-	
15. MECHANICAL / PLUMBING :				

15.1		Mechanical Rough	$	12,000	$16,800 Decrease
15.2		Finish Mechanical	$	16,800	$16,800 Increase
15.3		Exhaust Fans (Whole House, kitchen, bath)	$	-	$5,760 Decrease, In Finish Electrical
15.4		Fire Suppression System Rough	$	12,000	$1,650 Increase
		Fire Suppression Finish	$	12,000	$12,000 Increase
15.5		Plumbing / Gas - Rough	$	-	Included in Rough Plumbing
15.6		Finish Fixtures	$	-	Included in Finish Plumbing
15.7		Plumbing / Tankless Water Heater	$	8,000	$8,000 Increase
15.8		Plumbing / Bathtub, Toilet	$	-	Included in Finish Plumbing
15.9		Plumbing / Kitchen Sink	$	-	Included in Finish Plumbing
15.10		Stormwater Infiltration - Finish	$	5,000	$5,000 Increase
15.11		Appliance Installation	$	8,000	$8,000 Increase
15.12		Hose Bibs	$	-	Included in Finish Plumbing
15.13		Plumbing - Rough	$	20,880	$1,620 Decrease
15.14		Plumbing - Finish	$	12,000	$1,500 Decrease
		Subtotal	$	106,680	

16. ELECTRICAL :

16.1		Electrical Rough	$	44,000	$21,500 Increase
16.2		Electrical Finish - Fixtures Interior / Exterior	$	15,000	$6,000 Increase
16.3		Ceiling Fans - Bedrooms and Living Room			$3,600 Decrease
16.4		Smoke Detectors / CO Alarms			$2,880 Decrease
		Subtotal	$	59,000	

Subtotal All Sections	**$**	**633,480**	
Builder P&O (15%)	$	95,022	
TOTAL TO CONTRACTOR	**$**	**728,502**	
PSF	$	219.89	

OWNER PROVIDED ITEMS

Front, Side, and Back Fencing and Gates	$	40,000	
Surfacing Back Parking Lot	$	5,000	
Back Storage / Office @ 100SF	$	20,000	
Landscape	$	20,000	
Solar System	$	40,000	
Land Survey / Staking	$	3,400	
Builders Risk	$	2,500	
Temp Power Pole	$	2,500	
Temp Bathroom	$	2,500	
Construction Fence	$	2,500	
Appliances	$	20,000	
Construction Contingency @10%	$	72,850	
SUBTOTAL	**$**	**231,250**	

TOTAL HARD COSTS	**$**	**959,752**	

SOFT COSTS

ADA Reivew	$	1,800	
Developer Fee	$	65,000	
Civil inc LID	$	3,600	
City Permits and Fees	$	30,146	
Consultant/Proj Mgmt	$	30,000	
Construction Review	$	1,500	
HCID Recording	$	1,027	
Phase I	$	1,900	
Architecture inc structural	$	35,000	
Surfacing Back Parking Lot	$	5,000	
Professonal Liability Insurance	$	1,065	
Pollution Insurance	$	10,160	
Surety Bond	$	10,242	
Land Survey / Staking	$	3,400	
Builders Risk Insurance	$	2,500	
Subtotal	**$**	**202,340**	

FINANCING COSTS

Holding Costs	$	9,735	
Title/Escrow	$	3,500	
Legal	$	2,500	
Appraisal	$	500	
Loan Fees	$	9,200	
Permanent Rent Reserve	$	18,636	
Interest During Construction	$	48,837	
Subtotal	**$**	**92,908**	

 **Cozy**


920 W 81st Street
Los Angeles CA 90044

This report provides an in-depth comparison of **920 W 81st Street Los Angeles CA 90044** and other properties in the area. This report gives you valuable insight for discerning investment property analysis.

RENT ESTIMATE

$ 1,020

CONFIDENCE SCORE

70 %

EST PROPERTY VACANCY RATE

3.0 %

RENTAL BENCHMARKS



Radius Low	Zip Low	Radius Median	Zip Median	Rent Estimate	Section 8	Radius High	Zip High
$846	$980	$1,400	$1,317	$1,020	$1,384	$1,805	$2,150

SUBJECT PROPERTY DETAILS

	TYPE	SINGLE-FAMILY
	YEAR BUILT	NOT FOUND
	SQ/FT	350
	SQ/FT LOT	9,301
	BEDS	1
	BATHS	1.0
	RADIUS SEARCHED	3.0 mi.
	# OF COMPS	63
	GLA SQ/FT VS COMPS	SMALLER THAN 100 %

Report Date: 06/03/2019 **Versions:** R34.A3

DAYS ON MARKET VS VACANCY IN COUNTY



Legend: Vacancy, Days on Market

RENTAL SATURATION BENCHMARKS



	MSA	County	Zip
Local Rentals	15.1 %	14.47 %	17.13 %
Census	26.41 %	23.97 %	47.59 %

Legend: Local Rentals, Census

1

Cozy

RENTAL ANALYSIS

COMPARABLE FOR-RENT PROPERTIES

920 W 81st Street
Los Angeles CA 90044

	SQ/FT	Bed	Bath	Dist	Type	Rent
A: 136 E 65th St Los Angeles CA 90003	N/A	1	1.0	1.47 mi.	SINGLE	$ 900
B: 609 E Colden Ave Los Angeles CA 90002	N/A	1	1.0	1.85 mi.	SINGLE	$ 1,650
C: 8758 Wadsworth Ave Los Angeles CA 90002	750	1	1.0	1.88 mi.	SINGLE	$ 1,250
D: 6419 S Van Ness Ave Los Angeles CA 90047	N/A	1	1.0	1.96 mi.	SINGLE	$ 1,295
E: 11138 S Mariposa Ave Los Angeles CA 90044	700	1	1.0	2.23 mi.	SINGLE	$ 1,195
F: 1868 W 52nd St Los Angeles CA 90062	N/A	1	1.0	2.38 mi.	SINGLE	$ 1,200
G: 6413 11th Ave Los Angeles CA 90043	N/A	1	1.0	2.54 mi.	SINGLE	$ 1,400
H: 9726 Zamora Ave Los Angeles CA 90002	400	1	1.0	2.55 mi.	SINGLE	$ 875
I: 2511 W 52nd St Los Angeles CA 90043	400	1	1.0	2.71 mi.	SINGLE	$ 1,765
J: 550 W 127th St Apt 122 Los Angeles CA 90044	N/A	1	1.0	2.91 mi.	SINGLE	$ 1,375


CRENSHAW
LEIMERT PARK
View Park-Windsor Hills
Ladera Heights
FOX HILLS
VERMONT HARBOR
SOUTH PARK
CENTRAL ALAMEDA
Vernon
SOUTH LOS ANGELES
Huntington Park
Maywoo
Bell
Walnut Park
Inglewood
Cudahy
South Gate
Lennox
Lynwood
West Athens
Hawthorne
Willowbrook
Google
Map data ©2019

EXHIBIT K: RENTAL SUBSIDY COMMITMENT



**Los Angeles County
Board of Supervisors**

Hilda L. Solis
First District

Mark Ridley-Thomas
Second District

Sheila Kuehl
Third District

Janice Hahn
Fourth District

Kathryn Barger
Fifth District

Christina R. Ghaly, M.D.
Director

Hal F. Yee, Jr., M.D., Ph.D.
Chief Medical Officer

313 N. Figueroa Street, Suite 912
Los Angeles, CA 90012

Tel: (213) 240-8101
Fax: (213) 481-0503

www.dhs.lacounty.gov

*To ensure access to high-quality,
patient-centered, cost-effective
health care to Los Angeles County
residents through direct services at
DHS facilities and through
collaboration with community and
university partners.*



www.dhs.lacounty.gov

July 9, 2019

Restore Neighborhoods LA, Inc.
Attn: John Perfitt
315 W. 9th Street #503
Los Angeles, CA 90015

Re: 920 West 81st Street Project

Dear Mr. Perfitt:

The Los Angeles County Department of Health Services (DHS) Housing for Health (HFH) division is partnering with housing developers to provide affordable housing linked to appropriate services for individuals and families who are experiencing homelessness. DHS works closely with partners such as RNLA to provide support to projects such as the Normandie Apartments project to house medically complex and vulnerable populations in need of safe and affordable housing. DHS greatly appreciates the collaboration with RNLA for the purpose of delivering supportive housing with intensive case management services to people experiencing homelessness. We affirm that this project will address a serious local housing need related to homeless and chronically homeless individuals, and we look forward to assisting in the development and successful operation of the proposed development.

Project Description
This new construction project is located at 920 West 81st Street in the City of Los Angeles, and will be designed to complement the neighborhood while providing a high-quality and safe environment for its residents. The project aims to deliver high-quality, secure housing to an underserved area. The property is comprised of 4 one-bedroom units and 4 studio units. The development will also contain space for one case management office. The site will feature modern compact living, including onsite washer and dryer, Ikea kitchen, abundant natural light, and a solar electric system. all eight units will be ADA adaptable or ADA accessible. The project was site-planned to include a common courtyard area for tenants to enjoy and use for guests. The project completion is anticipated for September 2020.

Support Services Commitment
The County intends to provide supportive services for up to 8 homeless and chronically homeless individuals identified by DHS through the Coordinated Entry System at the project. The County shall enter into contract with an approved Intensive Case Management Services (ICMS) provider at an estimated funding amount of up to $43,200 per year. The Housing for Health program office, the ICMS provider, RNLA and the Property Management entity will collaborate to ensure tenants receive the support needed to remain housed and stable, including creation of an acceptable tenant selection criteria in collaboration with DHS, the provision of high quality ICMS which includes, transportation to medical and other relevant appointments, ongoing reassessments for care, connection to in home supportive services, and attending and/or convening periodic meetings with partners to problem solve around tenant support needed to remain housed and stable, or convening periodic meetings with partners to problem–solve around tenant, building and community issues.

Rental Subsidy Commitment
The Department of Health Services will work with RNLA to support the 8 units through an allocation of rental subsidies to ensure affordability of the units. The Flexible Housing Subsidy Pool will ensure affordability of these units, which will be administered by Brilliant Corners. The units available for this population will each have a rent set at

HACLA Voucher Payment Standards (VPS), currently set at $1,273 for studios and $1,522 for one bedroom units. Rents will be determined at the time of lease up to ensure the most current and up-to-date rent standards are applied. Tenants will pay 30% of their income towards their rent and the subsidy will cover total rent minus tenant rent contribution. The rental subsidy will be administered by Brilliant Corners through a contract with DHS. Brilliant Corners will enter into a Master Rental Subsidy Agreement with the property owner for a 5-year term with two 5-year extension options.

Upon receiving the various capital funding commitments necessary to ensure project feasibility, DHS will, through our established funding approval and contracting procedures, engage in contract negotiations with appropriate parties to provide the services and funding described above. The term of the current Master Support service agreement ICMS providers is through June 30, 2022, inclusive of DHS' authority to exercise subsequent 5-year extension options. In all likelihood, barring unforeseen financial difficulties for the County, and assuming the project continues to operate in good standing, contracts for this project would be renewed at the end of the contract term to ensure that formerly homeless tenants of the project continue to receive high quality housing.

Once again, we are extremely enthusiastic about this project and happy to be partnering with RNLA.

Sincerely,



Cheri Todoroff
Director, Housing for Health
Department of Health Services
County of Los Angeles

EXHIBIT L: PERMIT AND INSPECTION REPORT DETAILS

Los Angeles Department of Building and Safety

Certificate Information: 920 W 81ST ST BLDG A 90044

Application / Permit	18010-10000-04304
Plan Check / Job No.	B18LA18960
Group	Building
Type	Bldg-New
Sub-Type	1 or 2 Family Dwelling
Primary Use	(2) Duplex
Work Description	NEW 1 STORY DUPLEX A
Permit Issued	No
Current Status	Reviewed by Supervisor on 10/10/2018

Permit Application Status History

Submitted	9/10/2018	APPLICANT
Assigned to Plan Check Engineer	10/4/2018	JOE VO
Corrections Issued	10/9/2018	JOE VO
Reviewed by Supervisor	10/10/2018	GARO TELMI
Building Plans Picked Up	10/11/2018	APPLICANT
Green Plans Picked Up	10/17/2018	APPLICANT
Disabled Access Plans Picked Up	2/8/2019	APPLICANT

Permit Application Clearance Information

Density Bonus 14.00.A.10	Not Cleared	10/9/2018	JOE VO
DAS Clearance	Not Cleared	10/10/2018	EDDIE GARIN
Address approval	Cleared	3/12/2019	ERIK BEASLEY
Eng Process Fee Ord 176,300	Cleared	3/12/2019	ERIK BEASLEY
Frnt yard landscape/Water mgmt	Cleared	3/12/2019	MOTOUMI SASAKI
Permit	Cleared	3/12/2019	ERIK BEASLEY
"Q" conditions	Cleared	3/14/2019	LATANYA ROUX
Opn space landscape/Water mgmt	Cleared	3/14/2019	LATANYA ROUX
Sewer availability	Cleared	4/26/2019	ELAINE LEI
Highway dedication	Cleared	5/15/2019	JEANETTE VONG
Low Impact Development	Cleared	5/15/2019	JORGE MEJIA LEMUS
Roof/Waste drainage to street	Cleared	5/15/2019	JEANETTE VONG
ZA Case	Not Cleared	5/15/2019	JOE VO
Hydrant and Access approval	Not Cleared	5/29/2019	GILBERT URREA

| Green Code | Cleared | 6/3/2019 | KHEDER ALRAZAA |

Contact Information

| No Data Available. |

Inspector Information

| No Data Available. |

Pending Inspections

| No Data Available. |

Inspection Request History

| No Data Available. |